      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1999

                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          MACK-CALI REALTY CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                                    MARYLAND
                 (State or Other Jurisdiction of Incorporation)

                                   22-3305147
                    (I.R.S. Employer Identification Number)

                               11 COMMERCE DRIVE
                           CRANFORD, NEW JERSEY 07016
                                 (908) 272-8000

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ROGER W. THOMAS
                                GENERAL COUNSEL
                               11 COMMERCE DRIVE
                           CRANFORD, NEW JERSEY 07016
                                 (908) 272-8000
                           (908) 272-6755 (FACSIMILE)

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   COPIES TO:

                          JONATHAN A. BERNSTEIN, ESQ.
                              BLAKE HORNICK, ESQ.
                       PRYOR CASHMAN SHERMAN & FLYNN LLP
                                410 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 421-4100
                           (212) 326-0806 (FACSIMILE)

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:  As soon as possible after the Registration Statement becomes effective.

    If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                         PROPOSED
                                                  AMOUNT         PROPOSED MAXIMUM        MAXIMUM            AMOUNT OF
            TITLE OF SHARES TO                    TO BE          AGGREGATE PRICE        AGGREGATE          REGISTRATION
              BE REGISTERED                     REGISTERED          PER UNIT *       OFFERING PRICE *          FEE
Common Stock
($0.01 par value).........................    1,369,902 shares       $32.1250         $44,008,101.75        $13,335.79

* Estimated solely for the purpose of calculating the registration fee and computed in accordance with Rule 457(c) under the Securities Act of 1933, upon the basis of the average of the high and low prices reported in the consolidated reporting system as of June 3, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                          MACK-CALI REALTY CORPORATION
                                1,369,902 SHARES
                                  COMMON STOCK

    Mack-Cali Realty Corporation, a Maryland corporation, is a fully integrated real estate investment trust that manages and conducts its business through Mack-Cali Realty, L.P., a Delaware limited partnership. The persons listed as our selling shareholders in this prospectus are offering and selling up to 1,369,902 shares of our common stock. We may issue these shares of our common stock to such selling shareholders to the extent they exchange their units of limited partnership interests in Mack-Cali Realty, L.P. for an equal number of shares of our common stock. All net proceeds from the sale of the shares of common stock offered by this prospectus will go to the selling shareholders. We will not receive any proceeds from such sales.

    The selling shareholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

    Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "CLI." The closing price of our common stock on June 3, 1999, was $32.1250 per share.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is              , 1999

    We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 -----

AVAILABLE INFORMATION......................................................................................            3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................            3

INFORMATION ABOUT US.......................................................................................            4

USE OF PROCEEDS............................................................................................            5

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.............................................................            5

SELLING SHAREHOLDERS.......................................................................................            6

PLAN OF DISTRIBUTION.......................................................................................            9

DESCRIPTION OF SECURITIES TO BE REGISTERED.................................................................           11

LEGAL MATTERS..............................................................................................           12

EXPERTS....................................................................................................           12

                             AVAILABLE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

       (1) Our Annual Report on Form 10-K (File No. 1-13274) for the fiscal year ended December 31, 1998;

       (2) Our Quarterly Report on Form 10-Q (File No. 1-13274) for the fiscal quarter ended March 31, 1999;

       (3) Our Current Reports on Form 8-K (File No. 1-13274) dated April 19, 1999 and May 24, 1999;

       (4) Our Proxy Statement relating to our Annual Meeting of Stockholders held on May 19, 1999; and

       (5) The description of our common stock and the description of certain provisions of the laws of the State of Maryland and our articles of incorporation and bylaws, both contained in our Registration Statement on Form 8-A, dated August 9, 1994.

    You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                          Mack-Cali Realty Corporation
                         Investor Relations Department
                               11 Commerce Drive
                        Cranford, New Jersey 07016-3501
                                 (908) 272-8000

    You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

    ALL REFERENCES IN THIS PROSPECTUS TO "WE," "US," OR "OUR" INCLUDE MACK-CALI REALTY CORPORATION, A MARYLAND CORPORATION, AND ANY SUBSIDIARIES OR OTHER ENTITIES THAT WE OWN OR CONTROL. ALL REFERENCES TO "MACK-CALI REALTY, L.P." IN THIS PROSPECTUS INCLUDE MACK-CALI REALTY, L.P., A DELAWARE LIMITED PARTNERSHIP, AND ANY SUBSIDIARIES OR OTHER ENTITIES THAT IT OWNS OR CONTROLS. ALL REFERENCES IN THIS PROSPECTUS TO "COMMON STOCK" REFER TO OUR COMMON STOCK, PAR VALUE $.01 PER SHARE. ALL REFERENCES IN THIS PROSPECTUS TO "COMMON UNITS," "SERIES A PREFERRED UNITS," AND "SERIES B PREFERRED UNITS" REFER TO THE COMMON UNITS, SERIES A PREFERRED UNITS AND SERIES B PREFERRED UNITS, RESPECTIVELY, OF LIMITED PARTNERSHIP INTEREST IN MACK-CALI REALTY, L.P.

                              INFORMATION ABOUT US

    We are a fully-integrated, self-administered and self-managed real estate investment trust, or "REIT." We own and operate a portfolio predominantly comprised of class A office and office/flex properties located primarily in the Northeast, as well as commercial real estate leasing, management, acquisitions, development and construction businesses. Mack-Cali Realty, L.P. conducts substantially all of the operations relating to such properties.

    As of May 15, 1999, our portfolio consisted of 253 properties, aggregating approximately 28.0 million square feet, plus developable land. Included in our portfolio are 248 wholly-owned properties, aggregating approximately 27.0 million square feet, plus developable land. Our properties include (1) 155 office properties aggregating approximately 22.6 million square feet; (2) 80 office/flex properties (properties whose square footage predominantly consist of office space, a part of which is utilized as warehouse space) aggregating approximately 4.0 million square feet; (3) six industrial/ warehouse properties aggregating approximately 387,400 square feet; (4) two multi-family residential properties consisting of 453 units; (5) two stand-alone retail properties; and
(6) three land leases. In addition, we also have ownership interests in unconsolidated joint ventures which own four office properties and one office/flex property, aggregating approximately 1.0 million square feet.

    We believe that our properties have excellent locations and access and that we effectively maintain and professionally manage them. As a result, we believe that our properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets. As of March 31, 1999, our properties were approximately 96.7 percent leased to over 2,400 tenants. Our properties are located in 12 states, primarily in the Northeast, and the District of Columbia.

    The principals of Cali Associates, the entity to whose business we succeeded in 1994, have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in northern and central New Jersey for over 50 years. These individuals primarily have been focusing on office building development and acquisitions for the past 20 years. We and our predecessors have employed our current executive officers for an average of approximately 10 years. We and our predecessors have extensive development experience, having developed11.9 million square feet (or 44.4 percent) of our properties.

    Our strategy has been to focus on the acquisition, operation and development of office properties in markets and sub-markets where we are, or can become, a significant and preferred owner and operator. We will continue this strategy by expanding, through acquisitions or development, into markets and sub-markets where we have, or can achieve, similar status. We believe that the recent trend toward rising rental and occupancy rates in our markets and sub-markets continues to present significant opportunities for internal growth. We also may develop properties in our markets and sub-markets, particularly with a view towards the development of our vacant land holdings which principally are located adjacent to our existing properties. We believe that our extensive market knowledge provides us with a significant competitive advantage which is further enhanced by our strong reputation for, and emphasis on, delivering highly responsive, professional management services.

    We also aim to maximize growth in our funds from operations and to enhance the value of our portfolio through effective management, acquisition and development strategies, including the following:

    - enhancing our reputation as a property operator of choice;

    - re-leasing space at higher effective rents with contractual rent increases;

    - emphasizing frequent communication with tenants to ensure first-class service at our properties;

    - maintaining and developing long-term relationships with our diverse tenant base;

    - implementing operating strategies to produce increased effective rental and occupancy rates and decreased concession and tenant installation costs; and

    - developing or redeveloping space for our diverse base of high credit tenants.

    Consistent with our business and growth strategies, in 1998 we acquired or placed in service 56 office and office/flex properties, aggregating approximately 4.9 million square feet, for an aggregate cost of approximately $686.6 million. During the same time period we also acquired ownership interests in unconsolidated joint ventures which own an aggregate of five properties totaling an aggregate of 1.0 million square feet for a net investment of approximately $66.5 million.

    We were incorporated under the laws of the State of Maryland on May 24, 1994. Our executive offices are located at 11 Commerce Drive, Cranford, New Jersey 07016 and our telephone number is (908) 272-8000. We have an internet website address at http://www.mack-cali.com.

                                USE OF PROCEEDS

    We are registering the shares of common stock offered by this prospectus for the account of the selling shareholders identified in the section of this prospectus entitled "Selling Shareholders." All of the net proceeds from the sale of the common stock will go to the shareholders who offer and sell their shares of such stock. We will not receive any part of the proceeds from the sale of such shares.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Our articles of incorporation and bylaws contain certain provisions to indemnify our directors and officers against liability incurred by them as a result of their services as directors and/or officers. We have been informed that in the opinion of the Securities and Exchange Commission, our indemnification of our directors, officers or controlling persons for liabilities arising under the Securities Act of 1933, as amended, is against public policy as expressed in the Securities Act, and therefore is unenforceable.

                              SELLING SHAREHOLDERS

    The selling shareholders are persons listed in the table below who may receive shares of our common stock in exchange for their units of limited partnership interest in Mack-Cali Realty, L.P. and/or their warrants to purchase common units. We are registering for the 26 selling shareholders an aggregate of 1,369,902 common units that are redeemable for an equal number of shares of our common stock. The selling shareholders may redeem their common units for an equal number of shares of common stock in accordance with the terms described in this section of the prospectus.

    In connection with our acquisition of the property portfolio of Pacifica Holding Company, we issued 685,438 common units to five of the selling shareholders. In connection with our acquisition of a 49.9% interest in a joint venture with G&G Martco, we issued 218,105 common units to seven of the selling shareholders. In connection with our contractual expansion of 5551 West Talavi Boulevard, we issued 52,245 common units to 13 of the selling shareholders. In connection with our acquisition of 40 Richards Avenue, we issued 414,114 common units to one of the selling shareholders.

    Holders of common units may require Mack-Cali Realty, L.P. to redeem all or part of their common units for (1) cash, based upon the fair market value of an equivalent number of shares of common stock at the time of such redemption or
(2) at our election, shares of common stock on a one-for-one basis. The selling shareholders may convert their common units into shares of common stock on a one-for-one basis after the one year anniversary date of the issuance of the common units.

    We may assume Mack-Cali Realty, L.P.'s obligation to redeem the common units in exchange for, at the election of Mack-Cali Realty, L.P., either cash or shares of common stock. However, we may not pay for such redemption with shares of common stock if, after giving effect to such redemption, any person would beneficially or constructively own shares in excess of the ownership limit described in "Restrictions on Transfer".

    The following table sets forth, as of May 15, 1999, (1) the name of each selling shareholder, (2) the number of shares of our common stock beneficially owned by each selling shareholder and underlying each of the selling shareholder's units of limited partnership interest, (3) the maximum number of shares of common stock which the selling shareholders can sell pursuant to this prospectus and (4) the number of shares of common stock underlying units that the selling shareholders would own if they sold all their shares registered by this prospectus. As of such date, we had not issued any shares of our common stock, including any such shares underlying the selling shareholders' units, to the selling shareholders. Each selling shareholder will receive all of the net proceeds from the sale of his or her shares of common stock offered by this prospectus.

    This offering will not affect the number of shares of common stock outstanding or the number of shares or percentage of ownership which persons, other than the selling shareholders, own. Because the selling shareholders may sell all or part of their shares of common stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

THE SELLING SHAREHOLDERS

                                                                        NUMBER OF SHARES
                                                                         OF COMMON STOCK      NUMBER OF SHARES
                                                   NUMBER OF SHARES OF  UNDERLYING COMMON     OF COMMON STOCK
                                                      COMMON STOCK         UNITS TO BE           UNDERLYING
                                                    UNDERLYING UNITS      REGISTERED BY         COMMON UNITS
                                                   HELD PRIOR TO THIS         THIS         TO BE OWNED AFTER THIS
NAME                                                   OFFERING(1)         PROSPECTUS           OFFERING (2)
-------------------------------------------------  -------------------  -----------------  ----------------------
ALC Trust........................................           10,927              10,927                     0
Apollo OP Holdings, LLC..........................          478,783             478,783                     0
Madeline Baer....................................           17,483              17,483                     0
Collins Family Trust.............................           81,257              81,257                     0
Allen B. Cooper..................................           21,854              21,854                     0
Jane Cooper......................................           43,709              43,709                     0
Frank Di Maria...................................           22,412                 551                21,861
Rona Dollinger...................................          115,354               2,899               112,455
Lawrence and Marie Feldman Trust.................           47,642              47,642                     0
Laurie Feldman Gregory...........................           65,563              65,563                     0
Ralph Henig......................................           49,225               5,508                43,717
Mitchell E. Hersh................................          121,424               1,652               119,772
JMC Trust........................................           10,927              10,927                     0
Charles Liggio...................................            9,552                 551                 9,001
David Mack.......................................        2,789,480              13,309             2,776,171
Fredric Mack.....................................        1,059,997               6,654             1,053,343
Trust F/B/O Richard Mack.........................          491,850               2,868               488,982
Trust F/B/O Stephen Mack.........................          491,850               2,868               488,982
William L. Mack..................................        3,058,865              14,201             3,044,664
Donald D. MacKenzie..............................            4,866               4,866                     0
Pacifica Holding Company.........................           87,729              87,729                     0
Prime Development Group, LLC.....................          414,114             414,114                     0
Jeffrey Schotz...................................           14,036                 826                13,210
Peter Gajewski and Suzanne Siskel Community
  Property Trust.................................           27,259              27,259                     0
Siskel Revocable Trust...........................            5,544               5,544                     0
Robert Stehr.....................................           18,529                 358                18,171
                                                        ----------      -----------------         ----------
Total............................................        9,560,231           1,369,902             8,190,329
                                                        ----------      -----------------         ----------
                                                        ----------      -----------------         ----------

------------------------

(1) Includes shares of common stock underlying common units, preferred units and warrants to purchase common units.

(2) Assumes all shares of common stock registered by this prospectus are sold.

    If and when the selling shareholders have redeemed all their common units for shares of our common stock, the following selling shareholders will own greater than one percent of our common stock:

NAME                                                                       PERCENTAGE OWNERSHIP
------------------------------------------------------------------------  -----------------------
William L. Mack.........................................................              4.98%
David Mack..............................................................              4.56%
Fredric Mack............................................................              1.78%

    Information regarding each selling shareholder's current relationship with us or our predecessors and affiliates and such relationships, if any, within the past three years is set forth below.

NAME                                              RELATIONSHIP WITH US, OUR PREDECESSORS AND AFFILIATES
---------------------------------------  ------------------------------------------------------------------------

Apollo OP Holdings, LLC................  Apollo OP Holdings, LLC is a subsidiary of Apollo Real Estate Investment
                                         Fund II, L.P. William L. Mack, one of our directors and equity holders, is a managing partner of Apollo Real Estate Investment Fund II, L.P.

Mitchell E. Hersh......................  Mr. Hersh is our Chief Executive Officer and a member of our Board of
                                         Directors and its Executive Committee. Mr. Hersh served as our President and Chief Operating Officer from December 1997 through April 19, 1999, when he became Chief Executive Officer. Prior to joining us in connection with our acquisition of the Mack organization, Mr. Hersh served as a partner of the Mack organization since 1982 and as Chief
                                         Operating Officer of the Mack organization since 1990, where he was responsible for overseeing the development, operations, leasing and acquisitions of the Mack organization's office and industrial portfolio.
                                         Mr. Hersh is responsible for our strategic direction and long-term planning.

David Mack.............................  Mr. Mack is a member of our Advisory Board. Prior to joining us in connection with our acquisition of the Mack organization, Mr. Mack participated in the operation of and had a substantial ownership interest in the Mack organization.

Fredric Mack...........................  Mr. Mack is a member of our Advisory Board. Prior to joining us in connection with our acquisition of the Mack organization, Mr. Mack participated in the operation of and had a substantial ownership interest in the Mack organization.

William L. Mack........................  Mr. Mack is a member of our Board of Directors and chairman of its
                                         Executive Committee. Prior to joining us in connection with our acquisition of the Mack organization, Mr. Mack served as managing partner of the Mack organization, where he pioneered the development of large, Class A office properties and helped to increase the Mack organization's portfolio to approximately 20 million square feet. Mr.
                                         Mack also served as chairman of Patriot American Office Group. In addition, Mr. Mack is a managing partner of Apollo Real Estate Advisors,
                                         L.P. whose investment funds have invested in greater than $10 billion of various diversified real estate ventures.

                              PLAN OF DISTRIBUTION

    Once the selling shareholders have exchanged their common units for shares of common stock, the selling shareholders may from time to time offer and sell their shares of common stock offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any of their shares.

OFFER AND SALE OF SHARES

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

    - on the New York Stock Exchange or other exchanges on which the common stock is traded at the time of sale;

    - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

    - in privately negotiated transactions.

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of common stock in one or more of the following transactions:

    - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

    - an exchange distribution in accordance with the rules of the exchange; and

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

The selling shareholders may accept and, together with any agent of the selling shareholders, reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus.

BROKERS AND DEALERS

    SELLING THROUGH BROKERS AND DEALERS. The selling shareholders may select brokers or dealers to sell their shares of common stock. Brokers or dealers that the selling shareholders engage may arrange for other brokers or dealers to participate in selling such shares. The selling shareholders may give such brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with such sales, these brokers or dealers, any other participating brokers or dealers, and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under such rule rather than pursuant to this prospectus.

    SUPPLEMENTAL PROSPECTUS REGARDING MATERIAL ARRANGEMENTS. If and when a selling shareholder notifies us that he, she or it has entered into a material arrangement with a broker or dealer for the sale of his, her or its shares of common stock offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act. The supplemental prospectus will provide: (1) the name(s) of each such selling shareholder(s) and of the participating broker-dealer(s); (2) the number of shares of common stock involved; (3) the price at which such shares were sold; (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and (6) other facts material to the transaction.

    COMMISSIONS. The selling shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

SUPPLEMENTAL PROSPECTUS REGARDING SALES

    To the extent required, we will set forth in a prospectus supplement accompanying this prospectus or, if appropriate, in a post-effective amendment, the following information: (1) the amount of the shares of common stock to be sold; (2) purchase prices; (3) public offering prices; (4) the names of any agents, dealers or underwriters; and (5) any applicable commissions or discounts with respect to a particular offer. The selling shareholders and agents who execute orders on their behalf may be deemed to be "underwriters" as that term is defined in Section 2(11) of the Securities Act. A portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

COMPLIANCE WITH STATE SECURITIES LAWS

    We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling shareholders may not offer or sell their shares of common stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.

LIMITATIONS IMPOSED BY EXCHANGE ACT RULES AND REGULATIONS

    Certain provisions of the Securities Exchange Act of 1934, as amended, and the related rules and regulations will apply to the selling shareholders and any other person engaged in a distribution of shares of the common stock. Such provisions may (1) limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders or such other person; (2) affect the marketability of such stock; and (3) affect the brokers' and dealers' market-making activities with respect to such stock.

PAYMENT OF INCIDENTAL EXPENSES

    We will pay substantially all of the expenses related to the registration of the shares of common stock offered by this prospectus. We estimate such expenses to be approximately $41,336.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

    Pursuant to our articles of incorporation, we have the authority to issue 190,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At June 1, 1999, 58,432,601 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

COMMON STOCK

    VOTING, DIVIDEND AND OTHER RIGHTS. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of our articles of incorporation regarding the restrictions on transfer of such stock, discussed in "Restrictions on Transfer" below. Holders of shares of common stock do not have any cumulative voting rights. This means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of common stock do not have preemptive rights to subscribe for any of our securities. All shares of common stock will, when issued, be duly authorized, fully paid, and nonassessable. We may pay dividends to the holders of shares of common stock if and when our board of directors declares such dividends out of legally available funds.

    RIGHTS UPON LIQUIDATION. Under Maryland law, our stockholders generally are not liable for our debts or obligations. Upon our liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each holder of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities. Such debts and liabilities may arise from our status as general partner of Mack-Cali Realty, L.P.

    OWNERSHIP LIMIT. Under our articles of incorporation, with certain exceptions, no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code of 1986, as amended, more than 9.8 percent of the value of our issued and outstanding shares of capital stock. See "Restrictions on Transfer" below.

    TRANSFER AGENT. ChaseMellon Shareholder Services, LLC is the registrar and transfer agent for our common stock.

RESTRICTIONS ON TRANSFER

    OWNERSHIP LIMIT. For us to qualify as a real estate investment trust under the Internal Revenue Code, we must meet the following requirements concerning the ownership of outstanding shares of our capital stock:

    - five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) may not collectively own, directly or indirectly, more than 50 percent of the value of our outstanding capital stock during the last half of a taxable year; and

    - at least 100 persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year must beneficially own our capital stock.

Further, under our articles of incorporation, subject to certain exceptions, no holder of shares of our capital stock may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 9.8 percent by value of our outstanding capital stock. Such limit will be referred to in this prospectus as the "Ownership Limit."

    EXEMPTION FROM OWNERSHIP LIMIT. Our board of directors may exempt a person from the Ownership Limit if the board of directors or our tax counsel is satisfied that such ownership will not then or in the future jeopardize our status as a real estate investment trust. To obtain such exemption, the intended transferee of shares of our capital stock must (1) give us written notice of the proposed transfer and (2) furnish such opinions of counsel, affidavits, undertakings, agreements and information as the board of directors may require no later than the 15th day before any transfer which could cause the intended transferee's direct or beneficial ownership of shares to exceed the Ownership Limit. If the board of directors decides that it is no longer in our best interests to continue to qualify as a real estate investment trust, then the restrictions on transferability and ownership will not apply.

    NULL AND VOID TRANSFERS. A transfer of shares of capital stock shall be null and void and the intended transferee of such shares will not acquire any rights in such shares if the transfer would:

    - create a direct or indirect ownership of shares of stock in excess of the Ownership Limit;

    - result in the shares of stock being owned by fewer than 100 persons; or

    - result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code.

    CERTIFICATE LEGEND REFERRING TO RESTRICTIONS. All certificates representing shares of our common stock will bear a legend referring to the restrictions described in the above section entitled "Restrictions on Transfer--Null and Void Transfer."

    REQUIRED DISCLOSURES BY STOCKHOLDERS. Every owner of more than five percent (or such lower percentage as the Internal Revenue Code or related regulations require) of our issued and outstanding shares of capital stock must give us written notice containing the information specified in our articles of incorporation no later than January 31 of each year. In addition, every stockholder must, upon our demand, provide in writing information that we may request to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on our status as a real estate investment trust.

    EFFECT OF OWNERSHIP LIMITS ON CONTROL OF OUR COMPANY. The ownership limitations set forth in this prospectus may prevent the acquisition of control of our company without the consent of the board of directors.

                                 LEGAL MATTERS

    Pryor Cashman Sherman & Flynn LLP, New York, New York, will issue an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          MACK-CALI REALTY CORPORATION
                                1,369,902 SHARES
                                  COMMON STOCK
                                 --------------
                                   PROSPECTUS
                                 --------------
                                        , 1999

------------------------------------------------------------
------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses to be paid by us, Mack-Cali Realty Corporation, in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fee................................................  $13,335.79
Legal Fees and Expenses.........................................  15,000.00
Accounting Fees and Expenses....................................  10,000.00
Miscellaneous...................................................   3,000.00
                                                                  ---------
Total...........................................................  $41,335.79
                                                                  ---------
                                                                  ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Our officers and directors are indemnified under Maryland law, the Articles of Incorporation and the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended (the "Partnership Agreement of the Operating Partnership"), against certain liabilities. The Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of the State of Maryland. The bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

    The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful, or the director or officer was adjudged to be liable to the corporation for the act or omission. No amendment of our Articles of Incorporation shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits us to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

    The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, with specified exceptions. The MGCL does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Articles of Incorporation contain a provision consistent with the MGCL. No amendment of the Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

    The Partnership Agreement of the Operating Partnership also provides for indemnification of us and our officers and directors to the same extent indemnification is provided to our officers and directors in our Articles of Incorporation, and limits the liability of us and our officers and directors to the Operating Partnership and its partners to the same extent liability of our officers and directors to our stockholders is limited under our Articles of Incorporation.

    In addition, the Delaware Revised Limited Partnership Act provides that a limited partner has the power to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its partnership agreement.

    We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements require, among other things, that we indemnify our directors and officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under our directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions of the Articles of Incorporation and the bylaws and the Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.

ITEM 16. EXHIBITS.

EXHIBIT NO.                                                 DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------

        4.1    Form of Common Stock certificate(1)

        5.1    Opinion of Pryor Cashman Sherman & Flynn LLP regarding the validity of the common stock being registered

        8.1    Opinion of Pryor Cashman Sherman & Flynn LLP regarding tax matters

       23.1    Consent of Pryor Cashman Sherman & Flynn LLP (included as part of Exhibit 5.1)

       23.2    Consent of Pryor Cashman Sherman & Flynn LLP (included as part of Exhibit 8.1)

       23.3    Consent of PricewaterhouseCoopers, LLP

------------------------

(1) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed with the Commission on January 16, 1998.

ITEM 17. UNDERTAKINGS.

    We, the undersigned Registrant, hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    We hereby further undertake that, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    We hereby further undertake that:

    (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement at the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 4th day of June, 1999.

                                MACK-CALI REALTY CORPORATION

                                BY:  /S/ MITCHELL E. HERSH
                                     -----------------------------------------
                                     MITCHELL E. HERSH
                                     Chief Executive Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger W. Thomas or Barry Lefkowitz or any one of them, his or her attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement or a registration statement prepared in accordance with Rule 462 of the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection herewith or in connection with the registration of the offered securities under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitutes may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

    /s/ MITCHELL E. HERSH       Chief Executive Officer and
------------------------------    Director                      June 4, 1999
      MITCHELL E. HERSH

     /s/ BARRY LEFKOWITZ        Executive Vice President
------------------------------    and Chief Financial           June 4, 1999
       BARRY LEFKOWITZ            Officer

       /s/ JOHN J. CALI         Chairman of the Board
------------------------------                                  June 4, 1999
         JOHN J. CALI

     /s/ WILLIAM L. MACK        Director
------------------------------                                  June 4, 1999
       WILLIAM L. MACK

     /s/ MARTIN S. BERGER       Director
------------------------------                                  June 4, 1999
       MARTIN S. BERGER

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ BRENDAN T. BYRNE       Director
------------------------------                                  June 4, 1999
       BRENDAN T. BYRNE

        /s/ BRANT CALI          Director
------------------------------                                  June 4, 1999
          BRANT CALI

     /s/ NATHAN GANTCHER        Director
------------------------------                                  June 4, 1999
       NATHAN GANTCHER

     /s/ MARTIN D. GRUSS        Director
------------------------------                                  June 4, 1999
       MARTIN D. GRUSS

      /s/ EARLE I. MACK         Director
------------------------------                                  June 4, 1999
        EARLE I. MACK

   /s/ ALAN G. PHILIBOSIAN      Director
------------------------------                                  June 4, 1999
     ALAN G. PHILIBOSIAN

      /s/ IRVIN D. REID         Director
------------------------------                                  June 4, 1999
        IRVIN D. REID

       /s/ VINCENT TESE         Director
------------------------------                                  June 4, 1999
         VINCENT TESE

    /s/ ROY J. ZUCKERBERG       Director
------------------------------                                  June 4, 1999
      ROY J. ZUCKERBERG

                                 EXHIBIT INDEX

                                                                                                           SEQUENTIALLY
  EXHIBIT                                                                                                    NUMBERED
    NO.      DESCRIPTION                                                                                       PAGE
-----------  --------------------------------------------------------------------------------------------  -------------

       4.1   Form of Common Stock certificate(1)

       5.1   Opinion of Pryor Cashman Sherman & Flynn LLP regarding the validity of the common stock being registered

       8.1   Opinion of Pryor Cashman Sherman & Flynn LLP regarding tax matters

      23.1   Consent of Pryor Cashman Sherman & Flynn LLP (included as part of
             Exhibit 5.1)

      23.2   Consent of Pryor Cashman Sherman & Flynn LLP (included as part of
             Exhibit 8.1)

      23.3   Consent of PricewaterhouseCoopers, LLP

------------------------

(1) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed with the Commission on January 16, 1998.